

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Alison White
Chief Financial Officer
SSR Mining Inc.
7001 E. Belleview Avenue, Suite 800
Denver, CO 80237

> **Re: SSR Mining Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-35455**

Dear Ms. White:

We have reviewed your May 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 45

1. We note your response to comments 1, 2, 3, 4, and 5. Considering the number of proposed revisions please file an amended filing that includes the proposed changes.

Item 15. Exhibits
96.1, 96.2, 96.3, and 96.4, page 171

2. We note your response to comment 8 and we do not concur with your assessment. Combining the two different types of studies is inconsistent with the definitions of an initial assessment and a feasibility study. Refer to the definition requirements under Item 1300 of Regulation S-K and Table 1 of Item 1302. Please revise.

Alison White
SSR Mining Inc.
June 22, 2022
Page 2

3.   Please file amended technical reports with the changes identified in your responses to comments 7, 8, 9, 10, and 11.

   You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction